As Filed with the Securities and Exchange Commission on October 3, 2005
                                                Registration No. _______________

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                    FORM F-6

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933

         For Depositary Shares Evidenced by American Depositary Receipts

                                   ----------

                             ADMIRALTY RESOURCES NL
   (Exact name of issuer of deposited securities as specified in its charter)

                                      N.A.
                   (Translation of issuer's name into English)

                            Commonwealth of Australia
            (Jurisdiction of incorporation or organization of issuer)

                              THE BANK OF NEW YORK
             (Exact name of depositary as specified in its charter)

                      One Wall Street, New York, N.Y. 10286
                            Telephone (212) 495-1784

  (Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

                                   ----------

                              The Bank of New York
                                  ADR Division
                           One Wall Street, 29th Floor
                               New York, NY 10286
                            Telephone (212)-495-1784

    (Address, including zip code, and telephone number, including area code, of agent for service)

It is proposed that this filing become effective under Rule 466

                          [ ] immediately upon filing

                            [ ] on (Date) at (Time)

    If a separate statement has been filed to register the deposited shares, check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================

                                                                          Proposed maximum        Proposed maximum      Amount of
                 Title of each class of                    Amount         Aggregate price            aggregate         registration
              Securities to be registered             to be registered      per unit (1)          offering price (1)       fee
------------------------------------------------------------------------------------------------------------------------------------

American Depositary Shares evidenced by American         50,000,000            $.05                 $2,500,000           $294.25
Depositary Receipts, each American Depositary             American
Share evidencing forty ordinary shares of Admiralty      Depositary
Resources NL.                                              Shares
====================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective, on such date as the Commission, acting pursuant to said Section 8(a), may determine.

      The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit
(1) to this Registration Statement, which is incorporated herein by reference.

                                     PART I

                       INFORMATION REQUIRED IN PROSPECTUS

Item 1. Description of the Securities to be Registered

                              CROSS REFERENCE SHEET

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
(1)   Name and address of Depositary                     Introductory Paragraph

(2)   Title of American Depositary Receipts and          Face of American Depositary Receipt, top center
      identity of deposited securities

      Terms of Deposit:


      (i)      The amount of deposited securities        Face of American Depositary Receipt - upper right
               represented by one unit of American       corner
               Depositary Shares

      (ii)     The procedure for voting, if any, the     Paragraphs (15) and (16)
               deposited securities

      (iii)    The collection and distribution of        Paragraphs (12), (13) and (15)
               dividends

      (iv)     The transmission of notices, reports      Paragraphs (11), (15) and (16)
               and proxy soliciting material

      (v)      The sale or exercise of rights            Paragraph (14)

      (vi)     The deposit or sale of securities         Paragraphs (12) and (17)
               resulting from dividends, splits or
               plans of reorganization

      (vii)    Amendment, extension or termination of    Paragraphs (20) and (21)
               the Deposit Agreement

      (viii)   Rights of holders of receipts to          Paragraph  (11)
               inspect the transfer books of the
               Depositary and the list of holders
               of receipts

      (ix)     Restrictions upon the right to deposit    Paragraphs (2), (3), (4), (5), (6) and (8)
               or withdraw the underlying securities

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
      (x)      Limitation upon the liability of          Paragraphs (14) and (18)
               the Depositary

(3)   Fees and Charges                                   Paragraph (7)

Item 2. Available Information

      Item Number and Caption                            Location in Form of
      -----------------------                            American Depositary Receipt
                                                         Filed Herewith as Prospectus
                                                         ----------------------------
2(a)  Statement that Admiralty Resources NL furnishes    Paragraph (11)
      the Commission with certain public reports and
      documents required by foreign law or otherwise
      under Rule 12g3-2(b) under the Securities
      Exchange Act of 1934 and that such reports and
      documents can be inspected by holders of
      American Depositary Receipts and copied at
      public reference facilities maintained by the
      Commission in Washington, D.C.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. Exhibits

      (1) Form of Deposit Agreement (including the form of American Depositary Receipt), dated as of _________________, 2005, among Admiralty Resources NL (the "Issuer"), The Bank of New York, as Depositary (the "Depositary"), and each Owner and Beneficial Owner from time to time of American Depositary Receipts ("ADRs") issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.

Item 4. Undertakings

      (a) The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the Issuer which are both (1) received by the Depositary as the holder of the deposited securities and (2) made generally available to the holders of the underlying securities by the Issuer.

      (b) The Depositary hereby undertakes to notify each registered holder of an ADR at least thirty days before any change in the fee schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, The Bank of New York, on behalf of the legal entity created by the Deposit Agreement, dated as of _________________________, 2005, among Admiralty Resources NL, The Bank of New York, as Depositary, and each Owner and Beneficial Owner of an American Depositary Receipt issued thereunder certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on October 3, 2005.

                                               By: THE BANK OF NEW YORK,
                                                       as Depositary

                                               By: \s\ U. Marianne Erlandsen
                                                   -------------------------
                                               Name:  U. Marianne Erlandsen
                                               Title: Vice President

      Pursuant to the requirements of the Securities Act of 1933, Admiralty Resources NL has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in Commonwealth of Australia on October 3, 2005.

                                                     ADMIRALTY RESOURCES NL

                                                 By: /s/ Phillip Thomas
                                                     ------------------------
                                                     Name:  Phillip Thomas
                                                     Title: Managing Director

      Each of the undersigned hereby constitutes and appoints Phillip Thomas his true and lawful attorney-in-fact, with power of substitution, in his name, place and stead, in any and all capacities, to sign any or all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by or on behalf of the following persons in the capacities indicated on October 3, 2005.

Name                                              Title
----                                              -----

/s/  Phillip Thomas                               Managing Director
-------------------------------                   (Principal Executive Officer)
Phillip Thomas

/s/  Victor Manuzzi                               Chief Financial Officer
-------------------------------                   (Principal Financial Officer)
Victor Manuzzi

/s/  Stephen Prior                                Company Secretary
-------------------------------                   (Principal Accounting Officer)
Stephen Prior

/s/  Professor Ross John Harper                   Chairman Director
-------------------------------
Professor Ross John Harper

/s/  Anthony Dickson                              Director
-------------------------------
Anthony Dickson

/s/  Donald J. Puglisi                            Authorized Representative in
-------------------------------                   the United States
Donald J. Puglisi
Managing Director
Puglisi & Associates

                                INDEX TO EXHIBITS

   Exhibit
    Number
   -------

      (1) Form of Deposit Agreement, dated as of _________________, 2005, among the Issuer, the Depositary and each Owner and Beneficial Owner from time to time of ADRs issued thereunder.

      (4) Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to the legality of the securities being registered.